Inditex S.A

Edificio Inditex
Avda de la Diputación
15142 Arteixo
A Coruña, España
Tel +34 981 18 5350
Fax +34 981 18 5351
www.inditex.com

INDITEX

FILE N° 82-5185

Securities and Exchange Commission
Attention: Filing Desk
450 Fifth Street
Washington, D.C. 20549
USA

23 September 2003

Dear Sirs,

Re: **INDUSTRIA DE DISEÑO TEXTIL, S.A. (INDITEX, S.A.) – FILE N° 82-5185**

We are furnishing pursuant to Rule 12g3-2(b) under the United States Securities Exchange Act of 1934, as amended, the following enclosed documents which have been filed with the Spanish Exchange Commission *(Comisión Nacional del Mercado de Valores)*:

- First half results for fiscal year 2003 in CNMV *(Comisión Nacional del Mercado de Valores)* required format.
- Annex to first half results.
- Presentation regarding the consolidated results for first half of fiscal year 2003 filed with the CNMV.

Please acknowledge receipt of these documents by stamping the enclosed receipt copy of this letter and returning it using the envelope and air-bill enclosed.

Should you have any questions regarding the information furnished, please contact either Mr. Antonio Abril Abadín or myself at 011-34-981-18 53 50

Sincerely yours,

Jaime Carro Merchán
General Counsel's Office

Enclosures

dlw 9/26

FILE Nº 82-5185

Documents:

"INFORMACIÓN PÚBLICA PERIÓDICA PRIMER SEMESTRE 2003"

Description:

This document has been filed with the Spanish Exchange Commission ("Comisión Nacional del Mercado de Valores") in order to comply with the Spanish legal requirements regarding the declaration of the first half financial results of the company for fiscal year 2003.

FILE Nº 82-5185

Referencia de Seguridad

GENERAL

VERSION 3.2.2

INFORMACION SEMESTRAL CORRESPONDIENTE AL:

SEMESTRE **1** AÑO **2004**

I. DATOS IDENTIFICATIVOS DEL EMISOR

Denominación Social:
Industria de Diseño Textil, S. A.

Domicilio Social:	C.I.F.
Avenida de la Diputación, Edificio Inditex. 15142 Arteixo (La Coruña), España.	A-15075062

Personas que asumen la responsabilidad de esta información, cargos que ocupan e identificación de los poderes o facultades en virtud de los cuales ostentan la representación de la sociedad:	Firma:
Borja de la Cierva y Álvarez de Sotomayor (Director Financiero).	[signature]

CONTENIDO INFORMACION SEMESTRAL
(marcar con una X en caso afirmativo)

			Individual	Consolidado
I.	Datos Identificativos del Emisor	0010	X	
II.	Variación del Grupo Consolidado	0020		X
III.	Bases de Presentación y Normas de Valoración	0030	X	X
IV.	Balance de Situación	0040	X	X
V.	Cuenta de Pérdidas y Ganancias	0050	X	X
VI.	Distribución por Actividad del Importe Neto de la Cifra de Negocio	0060	X	X
VII.	Número de Personas Empleadas	0070	X	X
VIII.	Evolución de los Negocios	0080	X	X
IX.	Dividendos Distribuidos	0090	X	
X.	Hechos Significativos	0100	X	X
XI.	Anexo Explicativo Hechos Significativos	0110	X	X
XII.	Informe Especial de los Auditores	0120		

II. VARIACION DE LAS SOCIEDADES QUE FORMAN EL GRUPO CONSOLIDADO (19)

Se han incorporado al Grupo consolidado las siguientes sociedades, creadas para el desarrollo del negocio del Grupo en su expansión internacional (se indica nombre de la sociedad, país del domicilio social y porcentaje de participación del Grupo en su capital social):

Zara Home Portugal, S. A. (Portugal, 100%).
Tempe México, S. A. de C. V. (México, 50%).

III. BASES DE PRESENTACION Y NORMAS DE VALORACION

(En la elaboración de los datos e informaciones de carácter financiero-contable incluidos en la presente información pública periódica, deberán aplicarse los principios, normas de valoración y criterios contables previstos en la normativa en vigor para la elaboración de información de carácter financiero-contable a incorporar a las cuentas anuales y estados financieros intermedios correspondiente al sector al que pertenece la entidad. Si excepcionalmente no se hubieran aplicado a los datos e informaciones que se adjuntan los principios y criterios de contabilidad generalmente aceptados exigidos por la correspondiente normativa en vigor, este hecho deberá ser señalado y motivado suficientemente, debiendo explicarse la influencia que su no aplicación pudiera tener sobre el patrimonio, la situación financiera y los resultados de la empresa o su grupo consolidado. Adicionalmente, y con un alcance similar al anterior, deberán mencionarse y comentarse las modificaciones que, en su caso y en relación con las últimas cuentas anuales auditadas, puedan haberse producido en los criterios contables utilizados en la elaboración de las informaciones que se adjuntan. Si se han aplicado los mismos principios, criterios y políticas contables que en las últimas cuentas anuales, y si aquellos responden a lo previsto en la normativa contable en vigor que le sea de aplicación a la entidad, indíquese así expresamente).

En la elaboración de la presente información semestral correspondiente al primer semestre de 2003 se han aplicado los mismos principios contables y normas de valoración que en el primer semestre del ejercicio precedente. Dichos principios coinciden con los utilizados en la elaboración de las últimas cuentas anuales individuales y consolidadas formuladas por los Administradores de la Sociedad.

Asimismo, el ejercicio contable actual corresponde al período comprendido entre el 1 de febrero de 2003 y el 31 de enero de 2004, que señalamos como "Ejercicio 2003" en todas nuestras informaciones.

IV. BALANCE DE SITUACION DE LA SOCIEDAD INDIVIDUAL

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	0200		
I. Gastos de Establecimiento	0210	107	150
II. Inmovilizaciones Inmateriales	0220	14.171	18.831
II.1. Derechos s/bienes en régimen de arrendamiento financiero	0221	8.367	13.204
II.2. Otro Inmovilizado Inmaterial	0222	5.804	5.627
III. Inmovilizaciones Materiales	0230	277.680	233.045
IV. Inmovilizaciones Financieras	0240	516.801	477.430
V. Acciones Propias a Largo Plazo	0250	89	447
VI. Deudores por Operaciones Tráfico a Largo Plazo	0255		
B) INMOVILIZADO (1)	0260	808.849	729.903
C) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	0280	701	1.870
I. Accionistas por Desembolsos Exigidos	0290		
II. Existencias	0300	196.718	146.870
III. Deudores	0310	263.256	206.760
IV. Inversiones Financieras Temporales	0320	349.282	280.557
V. Acciones Propias a Corto Plazo	0330		
VI. Tesorería	0340	66.713	54.910
VII. Ajustes por Periodificación	0350	9	941
D) ACTIVO CIRCULANTE	0360	875.977	690.038
TOTAL ACTIVO (A + B + C + D)	0370	1.685.526	1.421.811

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	0500	93.500	93.500
II. Reservas	0510	720.471	620.573
III. Resultados de Ejercicios Anteriores	0520	0	0
IV. Resultado del Periodo	0530	166.131	159.504
V. Dividendos a Cuenta Entregados en el Ejercicio	0550	0	0
A) FONDOS PROPIOS	0560	980.101	873.577
B) INGRESOS A DISTRIBUIR VARIOS EJERCICIOS (3)	0590	303	1.619
C) PROVISIONES PARA RIESGOS Y GASTOS	0600	2.573	1.046
I. Emisión de Obligaciones y Otros Valores Negociables	0610		
II. Deudas con Entidades de Crédito	0615	0	3.104
III. Deudas con Empresas del Grupo y Asociadas	0620	17.550	0
IV. Acreedores por Operaciones de Tráfico a Largo Plazo	0625		
V. Otras Deudas a Largo	0630	6.625	27.055
D) ACREEDORES A LARGO PLAZO	0640	24.175	30.159
I. Emisión de Obligaciones y Otros Valores Negociables	0650		
II. Deudas con Entidades de Crédito	0655	1.441	35.879
III. Deudas con Empresas del Grupo y Asociadas	0660	329.189	258.839
IV. Acreedores Comerciales	0665	238.636	170.285
V. Otras Deudas a Corto	0670	109.109	50.407
VI. Ajustes por Periodificación	0680	0	0
E) ACREEDORES A CORTO PLAZO (4)	0690	678.375	515.410
F) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	0695		
TOTAL PASIVO (A + B + C + D + E + F)	0700	1.685.526	1.421.811

V. RESULTADOS INDIVIDUALES DE LA SOCIEDAD

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	0800	819.938	100,00%	687.845	100,00%
+ Otros Ingresos (6)	0810	34.956	4,26%	32.524	4,73%
+/- Variación Existencias Productos Terminados y en Curso	0820		0,00%		0,00%
= VALOR TOTAL DE LA PRODUCCION	0830	854.894	104,26%	720.369	104,73%
- Compras Netas	0840	-775.542	-94,59%	-616.179	-89,58%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	0850	56.875	6,94%	10.153	1,48%
- Gastos Externos y de Explotación (7)	0860	-51.179	-6,24%	-41.609	-6,05%
= VALOR AÑADIDO AJUSTADO	0870	85.047	10,37%	72.734	10,57%
+/- Otros Gastos e Ingresos (8)	0880		0,00%		0,00%
- Gastos de Personal	0890	-24.155	-2,95%	-20.465	-2,98%
= RESULTADO BRUTO DE EXPLOTACION	0900	60.893	7,43%	52.269	7,60%
- Dotación Amortizaciones Inmovilizado	0910	-12.123	-1,48%	-11.766	-1,71%
- Dotaciones al Fondo de Reversión	0915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	0920		0,00%		0,00%
= RESULTADO NETO DE EXPLOTACION	0930	48.770	5,95%	40.503	5,89%
+ Ingresos Financieros	0940	147.630	18,01%	153.098	22,26%
- Gastos Financieros	0950	-8.196	-1,00%	-10.146	-1,48%
+ Intereses y Diferencias Cambio Capitalizados	0960		0,00%		0,00%
+/- Dotación Amortización y Provisiones Financieras (10)	0970		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	1020	188.204	22,95%	183.455	26,67%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	1021	0	0,00%	0	0,00%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	1023	-12.972	-1,58%	-33.640	-4,89%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	1025	123	0,02%	0	0,00%
+/- Resultados de Ejercicios Anteriores (14)	1026	-2.021	-0,25%	1.583	0,23%
+/- Otros Resultados Extraordinarios (15)	1030	901	0,11%	-11	0,00%
= RESULTADO ANTES DE IMPUESTOS	1040	174.235	21,25%	151.387	22,01%
+/- Impuestos sobre Sociedades y Otros	1042	-8.104	-0,99%	8.117	1,18%
= RESULTADO DEL EJERCICIO	1044	166.131	20,26%	159.504	23,19%

IV. BALANCE DE SITUACION DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

ACTIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
A) ACCIONISTAS POR DESEMBOLSOS NO EXIGIDOS	1200		
I. Gastos de Establecimiento	1210	504	555
II. Inmovilizaciones Inmateriales	1220	395.659	350.568
II.1. Derechos s/bienes en régimen de arrendamiento financiero	1221	107.243	99.978
II.2. Otro Inmovilizado Inmaterial	1222	288.416	250.590
III. Inmovilizaciones Materiales	1230	1.465.759	1.265.464
IV. Inmovilizaciones Financieras	1240	87.165	87.629
V. Acciones de la Sociedad Dominante a Largo Plazo	1250	89	447
VI. Deudores por Operaciones Tráfico a Largo Plazo	1255	0	0
B) INMOVILIZADO (1)	1260	1.949.176	1.704.663
C) FONDO DE COMERCIO DE CONSOLIDACION	1270	57.932	67.288
D) GASTOS A DISTRIBUIR EN VARIOS EJERCICIOS (2)	1280	14.626	16.839
I. Accionistas por Desembolsos Exigidos	1290		
II. Existencias	1300	513.325	401.904
III. Deudores	1310	146.480	156.636
IV. Inversiones Financieras Temporales	1320	64.923	17.002
V. Acciones de la Sociedad Dominante a Corto Plazo	1330	0	0
VI. Tesorería	1340	254.869	185.084
VII. Ajustes por Periodificación	1350	9.746	7.900
E) ACTIVO CIRCULANTE	1360	989.343	768.526
TOTAL ACTIVO (A + B + C + D + E)	1370	3.011.077	2.557.316

PASIVO		EJERCICIO ACTUAL	EJERCICIO ANTERIOR
I. Capital Suscrito	1500	93.500	93.500
II. Reservas Sociedad Dominante	1510	857.571	764.737
III. Reservas Sociedades Consolidadas (16)	1520	839.781	547.670
IV. Diferencias de Conversión (17)	1530	-117.254	-41.549
V. Resultados Atribuibles a la Sociedad Dominante	1540	146.053	120.834
VI. Dividendos a Cuenta Entregados en el Ejercicio	1550	0	0
A) FONDOS PROPIOS	1560	1.819.651	1.485.192
B) SOCIOS EXTERNOS	1570	24.674	18.169
C) DIFERENCIA NEGATIVA DE CONSOLIDACION	1580	0	0
D) INGRESOS A DISTRIBUIR EN VARIOS EJERCICIOS (3)	1590	7.148	5.167
E) PROVISIONES PARA RIESGOS Y GASTOS	1600	39.040	60.595
I. Emisión de Obligaciones y Otros Valores Negociables	1610	0	0
II. Deudas con Entidades de Crédito	1615	143.251	140.789
III. Acreedores por Operaciones de Tráfico a Largo Plazo	1625	41.753	60.587
IV. Otras Deudas a Largo	1630		
F) ACREEDORES A LARGO PLAZO	1640	185.004	201.376
I. Emisión de Obligaciones y Otros Valores Negociables	1650	0	0
II. Deudas con Entidades de Crédito	1655	105.236	152.342
III. Acreedores Comerciales	1665	580.831	425.583
IV. Otras Deudas a Corto	1670	249.491	208.875
V. Ajustes por Periodificación	1680	2	17
G) ACREEDORES A CORTO PLAZO (4)	1690	935.560	786.817
H) PROVISIONES PARA RIESGOS Y GASTOS A CORTO PLAZO	1695		0
TOTAL PASIVO (A + B + C + D + E + F + G + H)	1700	3.011.077	2.557.316

V. RESULTADOS DEL GRUPO CONSOLIDADO

Uds.: Miles de euros

		EJERCICIO ACTUAL		EJERCICIO ANTERIOR	
		Importe	%	Importe	%
+ Importe Neto de la Cifra de Negocio (5)	1800	1.979.296	100,00%	1.660.237	100,00%
+ Otros Ingresos (6)	1810	701	0,04%	31	0,00%
+/- Variación Existencias Productos Terminados y en Curso	1820	114.230	5,77%	52.723	3,18%
= VALOR TOTAL DE LA PRODUCCION	1830	2.094.227	105,81%	1.712.991	103,18%
- Compras Netas	1840	-1.120.884	-56,63%	-866.762	-52,21%
+/- Variación Existencias Mercaderías, Materias Primas y Otras Materias Consumibles	1850	16.656	0,84%	3.213	0,19%
- Gastos Externos y de Explotación (7)	1860	-335.418	-16,95%	-281.641	-16,96%
= VALOR AÑADIDO AJUSTADO	1870	654.581	33,07%	567.801	34,20%
+/- Otros Gastos e Ingresos (8)	1880		0,00%		0,00%
- Gastos de Personal	1890	-319.077	-16,12%	-260.164	-15,67%
= RESULTADO BRUTO DE EXPLOTACION	1900	335.504	16,95%	307.637	18,53%
- Dotación Amortizaciones Inmovilizado	1910	-100.840	-5,09%	-91.458	-5,51%
- Dotaciones al Fondo de Reversión	1915		0,00%		0,00%
+/- Variación Provisiones de Circulante (9)	1920	-6.251	-0,32%	-7.508	-0,45%
= RESULTADO NETO DE EXPLOTACION	1930	228.413	11,54%	208.671	12,57%
+ Ingresos Financieros	1940	6.767	0,34%	4.255	0,26%
- Gastos Financieros	1950	-8.787	-0,44%	-8.280	-0,50%
+ Intereses y Diferencias Cambio Capitalizados	1960	-100	-0,01%	-16.213	-0,98%
+/- Dotación Amortización y Provisiones Financieras (10)	1970		0,00%	120	0,01%
+/- Resultados de Conversión (18)	1980		0,00%		0,00%
+/- Participación Resultados Sociedades Puestas en Equivalencia	1990	72	0,00%	0	0,00%
- Amortización Fondo Comercio Consolidación	2000	-4.680	-0,24%	-4.847	-0,29%
+ Reversión Diferencias Negativas de Consolidación	2010		0,00%		0,00%
= RESULTADO ACTIVIDADES ORDINARIAS	2020	221.685	11,20%	183.706	11,07%
+/- Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control (11)	2021	-487	-0,02%	-4.596	-0,28%
+/- Variación Provisiones Inmovilizado Inmaterial, Material y Cartera de Control (12)	2023		0,00%	262	0,02%
+/- Resultados por Operaciones con Acciones y Obligaciones Propias (13)	2025		0,00%		0,00%
+/- Resultados de Ejercicios Anteriores (14)	2026	-2.196	-0,11%	-13	0,00%
+/- Otros Resultados Extraordinarios (15)	2030	-10.283	-0,52%	-4.382	-0,26%
= RESULTADO CONSOLIDADO ANTES DE IMPUESTOS	2040	208.719	10,55%	174.977	10,54%
+/- Impuesto sobre Beneficios	2042	-60.528	-3,06%	-52.494	-3,16%
= RESULTADO CONSOLIDADO DEL EJERCICIO	2044	148.191	7,49%	122.483	7,38%
+/- Resultado Atribuido a Socios Externos	2050	-2.138	-0,11%	-1.649	-0,10%
= RESULTADO DEL EJERCICIO ATRIBUIDO A LA SOCIEDAD DOMINANTE	2060	146.053	7,38%	120.834	7,28%

VI. DISTRIBUCION POR ACTIVIDAD DEL IMPORTE NETO DE LA CIFRA DE NEGOCIO

ACTIVIDAD		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
Ventas netas en tiendas propias	2100			1.718.708	1.456.091
Ventas netas a franquicias	2105			117.641	98.691
Otras ventas textiles	2110			119.558	87.827
Servicios prestados	2115			17.344	12.890
Otras ventas	2120			6.045	4.738
Ventas de tejidos	2125	106.163	95.810		
Ventas prendas	2130	766.537	624.066		
Ventas otros productos y servicios prestados	2135	13.485	14.274		
Devolución de ventas	2140	-66.247	-46.305		
Obra Ejecutada Pendiente de Certificar (*)	2145				
Total I. N. C. N	2150	819.938	687.845	1.979.296	1.660.237
Mercado Interior	2160	393.687	341.996	1.139.921	936.279
Exportación: Unión Europea	2170	252.467	201.195	564.291	459.256
Países O.C.D.E.	2173	97.822	66.721	208.954	197.346
Resto Países	2175	75.962	77.933	66.130	67.356

(*) A completar únicamente por Empresas Constructoras

VII. NUMERO MEDIO DE PERSONAS EMPLEADAS EN EL CURSO DEL PERIODO

		INDIVIDUAL		CONSOLIDADO	
		Ejerc. Actual	Ejerc. Anterior	Ejerc. Actual	Ejerc. Anterior
TOTAL PERSONAS EMPLEADAS	3000	639	581	35.349	28.325

VIII. EVOLUCION DE LOS NEGOCIOS

(La información a incluir dentro de este apartado, además de cumplir con lo dispuesto en las instrucciones para la cumplimentación de esta información semestral, deberá hacer mención expresa sobre los siguientes aspectos: evolución de la cifra de ingresos y de los costes anejos a dichos ingresos; composición y análisis de las principales operaciones que han dado lugar a la obtención de resultados extraordinarios; comentario de las operaciones de inversión y desinversión más relevantes, explicando su efecto sobre el fondo de maniobra de la compañía y en especial sobre la tesorería de la misma; explicación suficiente sobre la naturaleza y efectos de las partidas que hayan podido causar una variación significativa sobre la cifra de ingresos o sobre los resultados de la compañía en el semestre actual respecto de los comunicados en el trimestre anterior).

Se adjunta un anejo sobre la evolución de los negocios.

IX. DIVIDENDOS DISTRIBUIDOS DURANTE EL PERIODO :

(Se hará mención de los dividendos efectivamente pagados desde el inicio del ejercicio económico).

		% sobre Nominal	Euros por acción (x,xx)	Importe (miles de euros)
Acciones Ordinarias	3100	93,3	0,14	87.266
Acciones Preferentes	3110			
Acciones sin Voto	3120			

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Anexo en la hoja siguiente

X. HECHOS SIGNIFICATIVOS (*)

		SI	NO
1.Adquisiciones o transmisiones de participaciones en el capital de sociedades cotizadas en Bolsa determinantes de la obligación de comunicar contemplada en el art. 53 de la LMV (5 por 100 y múltiplos).	3200		X
2.Adquisiciones de autocartera determinantes de la obligación de comunicar según la disposición adicional 1ª de la LSA (1 por 100).	3210		X
3.Otros aumentos o disminuciones significativos del inmovilizado (participaciones superiores al 10% en sociedades no cotizadas, inversiones o desinversiones materiales relevantes, etc.).	3220		X
4.Aumentos y reducciones del capital social o del nominal de las acciones.	3230		X
5.Emisiones, reembolsos o cancelaciones de empréstitos.	3240		X
6.Cambios de los Administradores o del Consejo de Administración.	3250	X	
7.Modificaciones de los Estatutos Sociales.	3260	X	
8.Transformaciones, fusiones o escisiones.	3270		X
9.Cambios en la regularización institucional del sector con incidencia significativa en la situación económica o financiera de la Sociedad o del Grupo.	3280		X
10.Pleitos, litigios o contenciosos que puedan afectar de forma significativa a la situación patrimonial de la Sociedad o del Grupo.	3290		X
11.Situaciones concursales, suspensiones de pagos, etc.	3310		X
12.Acuerdos especiales de limitación, cesión o renuncia, total o parcial, de los derechos políticos y económicos de las acciones de la Sociedad.	3320		X
13.Acuerdos estratégicos con grupos nacionales o internacionales (intercambio de paquetes accionariales, etc.).	3330		X
14.Otros hechos significativos.	3340	X	

(*)Marcar con una "X" la casilla correspondiente, adjuntando en caso afirmativo anexo explicativo en el que se detalle la fecha de comunicación a la CNMV y a la SRBV.

Información adicional sobre el reparto de dividendos (a cuenta, complementario, etc)

Con fecha valor 24 de julio de 2003 se distribuyó un dividendo por un importe bruto de 14 céntimos de euro por acción con cargo a los resultados de 2002.

XI. ANEXO EXPLICATIVO HECHOS SIGNIFICATIVOS

PUNTO 6

- La Junta General Ordinaria de Accionistas, celebrada el día 18 de julio de 2003, acordó aprobar y ratificar el nombramiento de D. Antonio Abril Abadín como vocal del Consejo de Administración, acordado por este Órgano en su reunión de 12 de diciembre de 2002, y designar al Sr. Abril Abadín para desempeñar el cargo de consejero por el plazo de cinco años previsto en los Estatutos Sociales a contar desde la fecha de dicha Junta General.

- El Consejo de Administración, en su reunión celebrada el día 18 de julio de 2003, teniendo en cuenta la ratificación y designación de D. Antonio Abril Abadín como consejero de la Sociedad por el plazo de cinco años acordada por la Junta General de accionistas celebrada ese mismo día, procedió al nombramiento de D. Antonio Abril Abadín como miembro y Secretario de su Comisión Ejecutiva.

PUNTO 7

Modificaciones de los Estatutos Sociales de la Compañía aprobadas por la Junta General Ordinaria de Accionistas, celebrada el día 18 de julio de 2003:

- Nueva redacción dada al apartado 3 del artículo 15 de los Estatutos Sociales, incorporando a los mismos una mención a la figura del Reglamento de la Junta General, atribuyendo su aprobación a la propia Junta.

- Modificación del apartado 1 del artículo 18 de los Estatutos Sociales, introduciendo una mejora técnica a la anterior redacción, en el sentido de precisar que debe mantenerse el número mínimo de acciones para asistir a la Junta hasta la celebración de la misma.

- Modificación del apartado 2 del artículo 20 de los Estatutos Sociales, por la que se elimina el requisito de adjuntar al acta de la Junta General los documentos en los que constan las representaciones conferidas para asistir a la Junta, haciéndose constar las representaciones en la lista de asistentes y conservando la Sociedad en sus archivos los documentos en los que constan las representaciones conferidas, dado que la incorporación de estos documentos al acta, por un lado, no aporta información adicional y conlleva sin embargo un aumento excesivo en el número de folios de este documento, ya de por sí voluminoso, con el consiguiente coste económico para la Sociedad, y por otro, implica además que los documentos en los que constan las representaciones deban guardarse en el protocolo del Notario correspondiente en lugar de en los archivos societarios, ubicación esta última mucho más conveniente.

- Modificación del apartado 1 del artículo 22 de los Estatutos Sociales, a los efectos de determinar que la persona designada por la Junta General para presidir ésta en ausencia del Presidente deberá tener la condición de accionista de la Sociedad.

- Supresión del segundo párrafo del apartado 6 del artículo 22 de los Estatutos Sociales en el que se establecía un requisito de mayoría cualificada para la aprobación de determinados acuerdos.

- Adición de un nuevo apartado 2 al artículo 24 de los Estatutos Sociales, incluyendo una referencia genérica a los deberes de diligencia y lealtad de los Administradores, remitiendo su concreción y desarrollo al Reglamento del Consejo de Administración.

- Adición de un nuevo apartado 3 al artículo 24 de los Estatutos Sociales, introduciendo en los mismos la mención al compromiso de elaboración y publicación por la sociedad de un informe anual sobre gobierno corporativo.

- Modificación del apartado 3 del artículo 25 de los Estatutos Sociales, eliminando la exigencia de que el Presidente del Consejo de Administración tenga que ser designado de entre los miembros con una antigüedad como consejero superior a tres años, salvo voto favorable de las dos terceras partes del Consejo.

- Modificación del apartado 2 del artículo 27 de los Estatutos Sociales, introduciendo la posibilidad de celebrar las

reuniones del Consejo por medio de multiconferencia telefónica, videoconferencia o sistema análogo, e incluyendo la regulación de las indicaciones que deben constar en la convocatoria respecto de las reuniones en las que se vayan a hacer uso de dichos medios técnicos, las condiciones mínimas de comunicación que deberán permitir dicho medios (comunicación directa y simultanea entre todos los asistentes) y la constancia que de todo ello deberá reflejarse en las correspondientes actas de las reuniones.

- A los efectos de dar cumplimiento a la Ley 44/2002, se dio una nueva redacción al artículo 30 de los Estatutos Sociales, con el objeto de incluir en los mismos la regulación del Comité de Auditoría y Control.

- Teniendo en cuenta la nueva redacción dada al artículo 30 de los Estatutos Sociales, se procedió a una nueva numeración de artículos, manteniendo todos ellos su redacción, desde el antiguo artículo "30.- Remuneración de los Consejeros" hasta el artículo "41.- Resolución de conflictos", ambos inclusive.

PUNTO 14

- Con fecha 20 de febrero de 2003 la Sociedad remitió información sobre el Comité de Auditoría.

- Con fecha 12 de junio de 2003 se comunicó el acuerdo del Consejo de Administración de convocar Junta General Ordinaria de Accionistas en la sede social el día 18 de julio de 2003, a las 12 horas, en primera convocatoria, y al día siguiente, en el mismo lugar y a la misma hora, en segunda convocatoria, así como los asuntos incluidos en el orden del día de la misma.

- Con fecha 27 de junio de 2003 se comunicó la publicación del anuncio de convocatoria de la Junta General de Accionistas en el Boletín Oficial del Registro Mercantil y en tres periódicos provinciales, adjuntando copia de la convocatoria.

- Con fecha 18 de julio de 2003 se comunicaron los acuerdos adoptados por la Junta General Ordinaria de Accionistas de la Sociedad celebrada ese día, que fueron los siguientes:

- Aprobación de las cuentas anuales e informe de gestión de la Sociedad y de su grupo consolidado, correspondientes al ejercicio social 2002, finalizado el 31 de enero de 2003, así como de la gestión social.
- Aprobación de la aplicación del resultado del ejercicio y distribución de dividendos.
- Ratificación y nombramiento de consejero.
- Modificación de los Estatutos Sociales.
- Aprobación del Reglamento de la Junta General de Accionistas.
- Autorización al Consejo de Administración para la adquisición derivativa de acciones propias.
- Otorgamiento de facultades para ejecución de acuerdos.

- Se adjunta anejo sobre las operaciones con partes vinculadas en el primer semestre del ejercicio actual.

XII. INFORME ESPECIAL DE LOS AUDITORES

(Este apartado sólo deberá ser completado en la información correspondiente al I Semestre del ejercicio siguiente al último cerrado y auditado, y será de aplicación para aquellas sociedades emisoras que, de conformidad con lo previsto en el apartado decimotercero de la Orden Ministerial de 18 de enero de 1991, resulten obligadas a la presentación de un informe especial de sus auditores de cuentas, cuando el informe de auditoría de las cuentas anuales del ejercicio inmediato anterior hubiera denegado la opinión o contuviere una opinión adversa o con salvedades. En el mismo, se incluirá la mención de que se adjunta como anexo de la información semestral el referido informe especial de los auditores de cuentas, así como la reproducción de la información o manifestaciones aportadas o efectuadas por los Administradores de la Sociedad sobre la situación actualizada de las salvedades incluidas por el auditor en su informe de auditoría de las cuentas anuales del ejercicio anterior y que, de conformidad con las Normas Técnicas de Auditoría aplicables, hubiere servido de base para la elaboración del mencionado informe especial).

INSTRUCCIONES PARA LA CUMPLIMENTACION DEL INFORME SEMESTRAL (GENERAL)

- Los datos numéricos solicitados, salvo indicación en contrario, deberán venir expresados en miles de euros, sin decimales, efectuándose los cuadres por redondeo.

- Las cantidades negativas deberán figurar con un signo menos (-) delante del número correspondiente.

- Junto a cada dato expresado en cifras, salvo indicación en contrario, deberá figurar el del periodo correspondiente al ejercicio anterior.

- La información a incluir dentro del epígrafe Evolución de los Negocios deberá permitir a los inversores formarse una opinión, con conocimiento de causa suficiente, acerca de la actividad desarrollada por la empresa y los resultados obtenidos durante el periodo cubierto por el avance, así como de la situación financiera y otros datos esenciales sobre la marcha general de los asuntos de la sociedad.

- Definiciones:

(1) Las distintas rúbricas que componen el Inmovilizado se presentarán netas de amortizaciones acumuladas y provisiones.

(2) Los Gastos a Distribuir en Varios Ejercicios comprenderán los gastos de formalización de deudas (gastos de emisión y modificación de valores de renta fija y de formalización de deudas, entre los que se incluyen los de escritura pública, impuestos, confección de títulos y otros similares), los gastos por intereses diferidos de valores negociables (diferencia entre el importe de reembolso y el precio de emisión de valores de renta fija y otros pasivos análogos) y los gastos por intereses diferidos (diferencia entre el importe de reembolso y la cantidad recibida en deudas distintas a las representadas en valores de renta fija). Las compañías del sector eléctrico incluirán, además, dentro de este epígrafe, las Cuentas de Periodificación Propias de su sector.

(3) Los Ingresos a Distribuir en Varios Ejercicios comprenderán las subvenciones de capital, las diferencias positivas de cambio, los ingresos por intereses diferidos (intereses incorporados al nominal de los créditos concedidos en operaciones de tráfico, cuya imputación a resultados deba realizarse en ejercicios futuros) y otros ingresos a distribuir en varios ejercicios.

(4) La parte de las deudas a largo plazo con vencimientos inferiores a 12 meses deberán reclasificarse, dentro de la rúbrica correspondiente, en Acreedores a Corto Plazo.

(5) El Importe Neto de la Cifra de Negocios comprenderá los importes de la venta de productos y los de prestación de servicios correspondientes a las actividades ordinarias de la sociedad deducidas las bonificaciones y demás reducciones sobre ventas, así como el impuesto sobre el valor añadido y otros impuestos directamente relacionados con la citada cifra de negocios.

(6) En la rúbrica Otros Ingresos se englobarán los ingresos accesorios a la explotación, los trabajos efectuados por la empresa para el inmovilizado (excepto los intereses y diferencias de cambio capitalizados) y las subvenciones a la explotación (no incluir las subvenciones de capital transferidas al resultado del período).

(7) En la rúbrica Gastos Externos y de Explotación se incluirán:

* Los trabajos realizados por otras empresas, los servicios exteriores

(arrendamientos, reparaciones, transportes, seguros, energía, etc.)los tributos , (excepto el impuesto sobre beneficios) y otros gastos de gestión.

* La dotación a las provisiones para riesgos y gastos de explotación (grandes reparaciones, etc; excluida la dotación para pensiones y obligaciones similares que habrá de imputarse a gastos de personal).

(8) Otros Gastos e Ingresos comprenderán los beneficios o las pérdidas que corresponde a los partícipes no gestores en las operaciones reguladas por los artículos 239 a 243 del Código de Comercio y en otras operaciones en común de análogas características.

(9) La Variación de las Provisiones de Circulante comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en las existencias, clientes y deudores. Asimismo, incluirá las pérdidas por insolvencias firmes de clientes y deudores.

(10) Las Dotaciones para Amortizaciones y Provisiones Financieras comprenderá las dotaciones realizadas en el período, deducidos los excesos y aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de caracter reversible en valores mobiliarios (exceptuados los que correspondan a participaciones en el capital de sociedades del grupo o asociadas) y otros valores negociables y en créditos no comerciales a corto y largo plazo.

(11) Los Resultados Procedentes del Inmovilizado Inmaterial, Material y Cartera de Control comprenderán los beneficios y pérdidas producidas por la enajenación de inmovilizado inmaterial o material y de participaciones en capital a largo plazo en empresas del grupo, multigrupo o asociadas, o por la baja en inventario total o parcial, como consecuencia de pérdidas por depreciaciones irreversibles de dichos activos.

(12) La Variación de las Provisiones de Inmovilizados Inmateriales, Materiales y de Cartera de Control comprenderá las dotaciones realizadas en el periodo, deducidos los excesos y las aplicaciones, destinadas a realizar correcciones valorativas por depreciaciones de carácter reversible en el inmovilizado inmaterial y material, así como en participaciones en capital a largo plazo en empresas del grupo y asociadas.

(13) Los Resultados por Operaciones con Acciones y Obligaciones Propias comprenderán los beneficios o pérdidas producidas con motivo de la amortización de obligaciones o de la enajenación de acciones y obligaciones emitidas por la empresa.

(14) Los Resultados de Ejercicios Anteriores comprenderán los resultados relevantes correspondientes a ejercicios anteriores, y que dada su importancia relativa no se pueden contabilizar por su naturaleza.

(15) Los Otros Resultados Extraordinarios comprenderán:

* El importe de las subvenciones de capital traspasado al resultado del periodo.

* Los ingresos y gastos extraordinarios de cuantía significativa, que no se consideran periódicos al evaluar los resultados futuros de la empresa.

(16) Las Reservas de Sociedades Consolidadas incluirán tanto las correspondientes a sociedades integradas por el método de integración global o proporcional, como las correspondientes a sociedades integradas por el método de puesta en equivalencia.

(17) y (18) Las rúbricas Resultados y Diferencias de Conversión (aparece únicamente en consolidación) recogerán las diferencias de cambios que surjan por la conversión de saldos en moneda extranjera de sociedades consolidadas (tanto por integración global o proporcional como por puesta en equivalencia).

(19) Variación de las Sociedades que forman el Grupo Consolidado: se recogerán exclusivamente aquellas sociedades que, con relación a las Cuentas Anuales consolidadas del último ejercicio cerrado, se hubieran incorporado o excluido en el proceso de consolidación.

ANEXO SOBRE OPERACIONES REALIZADAS POR LA SOCIEDAD CON PARTES VINCULADAS, AL AMPARO DE LO ESTABLECIDO POR EL ARTÍCULO 35 DE LA LEY 24/1988, SEGÚN REDACCIÓN DADA POR LA LEY 44/2002, DE MEDIDAS DE REFORMA DEL SISTEMA FINANCIERO

Durante el primer semestre de 2003 el Grupo ha percibido ingresos procedentes de transacciones con miembros del Consejo de Administración de INDITEX, S.A. o sus sociedades vinculadas por importe de 12.695 euros, que corresponden a la realización de obras por parte de la constructora del Grupo, las cuales han sido facturadas a precios de mercado.

Por otra parte, el importe satisfecho por el Grupo, durante el primer semestre de 2003, en concepto de alquileres correspondientes a diversos locales comerciales arrendados por varias de las sociedades del Grupo a sociedades vinculadas a Consejeros de la Sociedad matriz, calculados a precios de mercado, ascendió a 2.443.369 euros. La mayor parte de los contratos de arrendamiento de dichos locales fueron firmados con anterioridad al año 1994 y su vencimiento se producirá entre 2014 y 2016. La existencia de dichos contratos se puso de manifiesto en el folleto informativo de la OPV de Inditex, registrado en la Comisión Nacional del Mercado de Valores el 27 de abril de 2001.

Finalmente, ZARA ESPAÑA, S.A. vendió a una sociedad controlada por uno de sus Consejeros, por importe de 1.321.974 euros, dos fincas integrantes de una tienda ZARA sita en Zaragoza, otorgándose simultáneamente un contrato de arrendamiento entre las sociedades compradora y vendedora. Dicho Consejero había devenido con anterioridad propietario del resto de los locales que forman parte del citado establecimiento comercial, ocupados asimismo en calidad de arrendataria por ZARA ESPAÑA, S.A. Los alquileres abonados por la mencionada tienda se incluyen en el párrafo anterior.

Las anteriores operaciones se han realizado en condiciones de mercado; y no representan, ni en su conjunto ni individualmente consideradas, un importe significativo en relación con la cifra de negocios o con el balance de la Sociedad.

INDITEX

FILE Nº 82-5185

INDITEX, S.A.
CONSOLIDATED RESULTS FOR THE FIRST HALF 2003

1 February to 31 July 2003

- **Net sales reach €1,979.3 million, 19% higher than 1H02. Sales in constant currency grow by 25%.**
- **Like-for-like sales for 1H03 grow by 6.5%**
- **Operating income (EBIT) comes to €223.7 million, 10% higher.**
- **Net income reaches €146.1 million (23.4 € cents per share), 21% higher.**
- **Net opening of 137 stores in 1H03. The Group foresees the opening of between 300 and 360 new stores in fiscal year 2003 (274 in FY2002).**

INDITEX

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the INDITEX Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the INDITEX Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

INDITEX

1. Profit & loss statement

Grupo Inditex
2003 first half profit & loss statement
Millions of euros

	1H 2003 (*)	1H 2002 (*)	Var % 03/02	FY 2002
Net sales	1,979.3	1,660.2	19.2%	3,974.0
Cost of sales	(990.0)	(810.8)		(1,926.2)
Gross profit	**989.3**	**849.4**	**16.5%**	**2,047.8**
Gross margin	*50.0%*	*51.2%*		*51.5%*
Operating expenses	(653.8)	(541.8)	20.7%	(1179.7)
Operating cash flow (EBITDA)	**335.5**	**307.6**	**9.1%**	**868.1**
EBITDA margin	*17.0%*	*18.5%*		*21.8%*
Fixed assets depreciation	(100.8)	(91.5)		(185.4)
Goodwill amortisation	(4.8)	(4.8)		(9.5)
Provisions	(6.2)	(7.5)		(13.7)
Operating income (EBIT)	**223.7**	**203.8**	**9.8%**	**659.5**
EBIT margin	*11.3%*	*12.3%*		*16.6%*
Net financial expenses	(2.0)	(20.1)		(30.0)
Ordinary income	**221.7**	**183.7**	**20.7%**	**629.5**
Ordinary margin	*11.2%*	*11.1%*		*15.8%*
Extraordinary income (loss)	(13.0)	(8.7)		(14.5)
Income before taxes	**208.7**	**175.0**	**19.3%**	**615.1**
EBT margin	*10.5%*	*10.5%*		*15.5%*
Taxes	(60.5)	(52.5)		(172.6)
Net income before minorities	**148.2**	**122.5**	**21.0%**	**442.5**
	7.5%	*7.4%*		*11.1%*
Minorities	(2.1)	(1.6)		(4.4)
Net income	**146.1**	**120.8**	**20.9%**	**438.1**
Net income margin	*7.4%*	*7.3%*		*11.0%*
Earnings per share, cents of euro (**)	**23.4**	**19.4**	**20.9%**	**70.3**

(*) Unaudited data

(**) On 623,330,400 shares

2. Consolidated Balance sheet

Grupo Inditex
Consolidated Balance Sheet as of 31 July 2003
Millions of euros

	31 July 2003 (*)	31 July 2002 (*)	31 January 2003
ASSETS			
Net fixed assets (**)	1,949.2	1,704.7	1,791.3
Goodwill	57.9	67.3	62.6
Deferred charges	14.6	16.8	13.9
Total fixed assets	**2,021.7**	**1,788.8**	**1,867.8**
Inventories	513.3	401.9	382.4
Receivables	146.5	156.6	237.7
Cash & cash equivalents	319.8	202.1	516.0
Accruals	9.7	7.9	9.8
Total current assets	**989.3**	**768.5**	**1,146.0**
TOTAL ASSETS	**3,011.1**	**2,557.3**	**3,013.8**
SHAREHOLDERS' EQUITY & LIABILITIES			
Shareholders' equity	**1,819.7**	**1,485.2**	**1,761.3**
Minority interest, deferred revenues & provisions	70.9	83.9	69.0
Long term financial debt	143.3	140.8	129.3
Other long term payables	41.8	60.6	41.4
Long term liabilities	**255.9**	**285.3**	**239.8**
Short term financial debt	105.2	152.3	144.5
Trade and other non-trade payable	830.3	634.5	868.2
Current liabilities	**935.6**	**786.8**	**1,012.7**
TOTAL LIABILITIES	**3,011.1**	**2,557.3**	**3,013.8**

(*) Unaudited data

(**) Includes own shares for € 89,313 as of July 31st 2003 and € 447,000 as of 31st July 2002 and January 31st 2003

3. Comments:

3.1 P&L account

- Net sales

Net sales reach €1,979.3 million, 19% higher than in 1H02, due to the increase in selling area (19%), to the like-for-like sales growth (6.5%) and despite the currency translation effect (-6%). Sales growth in constant currency is 25%.

The breakdown of openings and existing stores at the end of the period is the following:

Concept	Net openings		Current stores	
	1H 2003	1H 2002	30 Jul 2003	30 Jul 2002
ZARA	30	18	561	484
KIDDY´S CLASS	17	1	76	42
PULL & BEAR	26	14	322	263
MASSIMO DUTTI	17	10	267	233
BERSHKA	28	13	225	164
STRADIVARIUS	20	11	173	131
OYSHO	(1)	25	71	59
Total	**137**	**92**	**1,695**	**1,376**

International store sales reach 53.9% of total (vs. 54.5% in 1H02). The area with the highest growth both in sales and profits is Europe ex-Spain, with sales growing by 27%, reaching 35% of total sales vs. 32% in 1H02. Store sales in the Americas decrease its weight to 12% of total sales (15% in 1H02), due mainly to the depreciation of currencies in the area.

- Like-for-like sales (LFL)

The Group's like-for-like sales grow by 6.5% in 1H03. Like-for-like represents the annual change in store sales of any concept of the Group that were opened for the whole of 1H03 and 1H02, converted to a fixed exchange rate. The like-for-like calculation includes 75% of total stores sales.

Below is the increase in like-for-like sales bi-annually for the last fiscal years:

	LFL sales					
	2003	2002	2001	2000	1999	1998
First Half	**6.5%**	12.5%	9%	13%	6%	13%
Second Half		10%	9%	9%	5%	12%
Full Year		**11%**	**9%**	**9%**	**5%**	**11%**

The evolution in like-for-like sales is negative in Pull & Bear and Stradivarius, close to average in Zara and Kiddy's Class, and above the average in Bershka, Massimo Dutti and Oysho.

By geographical areas, like-for-like sales growth in Spain is marginally below the Group's average, above average in Europe ex-Spain, America and Asia, and negative in the Middle East.

- Sales by concept

Net sales by concept in 1H03 and 1H02 are shown in the table below:

	Net sales (Million €)		
Concept	**1 H 2003**	**1 H 2002**	**% Chng. 03/02**
ZARA	1,406.7	1,232.0	14%
KIDDY'S CLASS	35.9	23.6	52%
PULL & BEAR	119.3	109.4	9%
MASSIMO DUTTI	160.5	122.4	31%
BERSHKA	168.5	109.7	54%
STRADIVARIUS	68.4	54.5	26%
OYSHO	20.0	8.6	133%
Total sales	**1,979.3**	**1,660.2**	**19%**

The youngest concepts have increased their weight in the Group's total due to their stronger sales growth.

- Impact of currency exchange rates on sales growth

Sales growth in constant currency is 25% vs. 1H02. The difference to Net sales is mainly due to the depreciation of Latin American currencies versus the Euro from 1H02 (see 1Q03 Results Annex).

Below is the quarterly impact of these depreciations:

	Q1 2003	Q2 2003	1H 2003
Net sales growth - Average exchange rates	15%	23%	19%
Net sales growth - Constant exchange rates	22%	28%	25%
Difference in total growth	(7%)	(5%)	(6%)

Should currencies remain at current levels, this impact should decrease over the year.

- Gross Margin

Gross margin in 1H03 reaches €989.3 million, 16% higher, 50.0% on sales vs. 51.16% in 1H02.

The 120 b.p. decrease is mainly due to currency effect (approximately 100 b.p.; see 1Q03 Results Annex) and higher markdowns in the summer sales period (approximately 20 b.p.).

Should currencies remain at current levels, and due also to small readjustments in selling prices related to price harmonization according to geographical areas within Europe, the Group is expecting a decrease of between 100 to 150 b.p. in the gross margin of 2H03 versus that of 2H02. This is a temporary decrease and not an expected trend for the future.

- Operating income (EBIT)

EBIT in 1H03 reaches €223.7 million, 10% higher than 1H02.

EBIT on sales is 11.3%, with a 100 b.p. decrease, due to the lower gross margin, the currency impact and the strong operating leverage shown in 1H02 due to the high growth in LFL.

By concepts, Pull & Bear and Stradivarius have reduced their contribution to consolidated EBIT, and Oysho, Bershka, Massimo Dutti and Kiddy's Class have shown EBIT growth above the average of the Group.

Operating expenses have grown in accordance with Group's budget, and include all the start-up costs for new openings (essentially leases and salaries paid for stores that are not yet open).

The ordinary provisions charged correspond mainly to the Group's estimated write-downs of not fully depreciated assets as a result of the refurbishment of existing stores.

- Ordinary income

Ordinary income has increased by 21% in 1H03, to reach €221.7 million.

The breakdown of financial results is shown below:

Millions of euros	1 H 2003	1 H 2002	FY 2002
Net financial expenses	(2.0)	(3.9)	(6.2)
Foreign exchange losses	(0.1)	(16.2)	(23.7)
Net losses of companies carried by the equity method	0.1	0.0	(0.1)
Total	**(2.0)**	**(20.1)**	**(30.0)**

Financial expenses are lower than in 1H02 due to the improvement in the net financial position.

Foreign exchange losses are principally due to the impact of exchange rates over inter-company commercial and financing operations, both in 1H03 and 1H02.

- Net income

Net income increases by 21%, to reach €146.1 million.

The tax rate for 1H03 is the best estimate for FY2003 according with current information.

Extraordinary losses in 1H03 are due to a €10 million increase in provisions for general risks and contingencies due to the uncertainty in some South American countries.

3.2 Balance sheet

The consolidated balance sheet of INDITEX maintains basically the same structure as in FYE2002, with a net cash position and negative working capital, a consequence of the business model.

The net financial position is shown in the table below:

NET FINANCIAL CASH (DEBT) (Millions of euros)			
Description	**31 July 2003**	**31 July 2002**	**31 January 2003**
Cash & cash equivalents	319.8	202.1	516.0
Long term financial debt	(143.3)	(140.8)	(129.3)
Short term financial debt	(105.2)	(152.3)	(144.5)
Deferred financial expenses	2.2	5.1	3.4
NET FINANCIAL CASH (DEBT)	**73.5**	**(85.9)**	**245.6**

The table below shows the breakdown of the working capital at 1H03:

WORKING CAPITAL (Millions of euros)			
Description	**31 July 2003**	**31 July 2002**	**31 January 2003**
Inventories	513.3	401.9	382.4
Receivables	146.5	156.6	237.7
Accruals	9.7	7.9	9.8
Other short term liabilities	(830.3)	(634.5)	(868.2)
Operating working capital	**(160.8)**	**(68.0)**	**(238.3)**
Cash & cash equivalents	319.8	202.1	516.0
Short term financial debt	(105.2)	(152.3)	(144.5)
Financial working capital	**214.6**	**49.7**	**371.5**
Total working capital	**53.8**	**(18.3)**	**133.2**

4. Other information

- Expected number of openings and CAPEX

At the present date, the Group estimates the net opening of between 300 and 360 stores in FY2003, including those opened during the first quarter. A detailed list of the openings is shown below:

Concept	FY 2003 Openings forecast			% International	Total 2002
	Range				
ZARA	**90**	**-**	**95**	**75%**	65
KIDDY'S CLASS	**40**	**-**	**45**	**5%**	18
PULL & BEAR	**50**	**-**	**65**	**25%**	47
MASSIMO DUTTI	**30**	**-**	**40**	**50%**	27
BERSHKA	**45**	**-**	**55**	**35%**	46
STRADIVARIUS	**30**	**-**	**35**	**15%**	33
OYSHO	**0**	**-**	**5**	**10%**	38
ZARA HOME	**15**	**-**	**20**	**10%**	0
Total	**300**	**-**	**360**		**274**

The first Zara Home stores have been open in August, and sales performance is above the Group's expectations.

Expected **CAPEX for FY2003** is between €550 million and €600 million, of which approximately €275 million have been incurred in 1H03.

- Beginning of 2H03

During the seven weeks since the begining of the 3Q03 sales show negative LFL growth (-9%) due to:

- The very demanding comparable coming from last year, when LFL was growing around 20%.
- The beginning of the Autumn-Winter season, in the same dates as in the previous years, in a difficult trading environment caused by the high temperatures in that period in Europe. LFL growth in the Americas and Asia for the same period is up 9%. The Group is adjusting its commercial offer by using its in-house manufacturing facilities to respond to market demand.

It is reasonable to assume that the negative LFL trend should reverse over the season, and very specially within the fourth quarter, when the comparable is less demanding.

Historically, the first seven weeks account for 15% of second half sales. With the majority of sales in the Autumn–Winter season likely still remaining, sales performance in the second half will determine the achievement of the 5 years earnings growth target in 2003.

* * * * *

The Third Quarter 2003 results will be published on 11 December 2003

For more information:

Investor Relations. INDITEX.
José Mª Alvarez
+ 34 981 18 53 64
ir@inditex.com

INDITEX

FILE Nº 82-5185

1 Half 2003 Results

18 September 2003

DISCLAIMER

INDITEX

This document is of a purely informative nature and does not constitute an offer to sell, exchange or buy, or the solicitation of an offer to buy, securities issued by any of the companies mentioned herein.

This document contains forward-looking statements. All statements other than statements of historical fact included herein, including, without limitation, those regarding our financial position, business strategy, management plans and objectives for future operations are forward-looking statements. Any such forward-looking statements are subject to risk and uncertainty and thus could differ materially from actual results.

Some of these risks include, amongst others, ongoing competitive pressure in the sector, consumer tastes and spending trends, economic, political, regulatory and trade conditions in the markets where the Inditex Group is present or in the countries where the Group's products are manufactured or distributed.

The risks and uncertainties that could affect the forward-looking statements are difficult to predict. The company assumes no obligation to publicly revise or update its forward-looking statements in the case of unexpected changes, events or circumstances that could affect them. Given the uncertainties of forward-looking statements, we caution readers not to place undue reliance on these statements.

For a discussion of these and other factors that may affect forward looking statements and the Inditex Group's business, financial conditions and results of operations, see the documents and information communicated by the company to the Comisión Nacional del Mercado de Valores *(the Spanish Securities Commission)*.

The contents of this disclaimer should be taken into account by all persons or entities.

Introduction

INDITEX

1,747 stores

48 countries

Sales (FY2002) 4.0 Bn €

Net Income (FY2002) 438 MM €

Market Cap. (17/9/03) 13.9 Bn €

8 independent concepts

ZARA

Massimo Dutti

Kiddy's Class

Pull and Bear

Bershka

Stradivarius

oysho

ZARA HOME

Unique business model

Consistent growth across all indicators

INDITEX

Sales
27%

EBITDA
28%

EBIT
28%

Gross profit
28%

Net income
30%

Stores
20%

Cashflow
30%

5 year CAGR (1997-2002) growth

1H2003 results

INDITEX

€ MM	1H 03	1H 02	Var. 1H03/1H02
Net sales	1,979.3	1,660.2	19%
% gross margin	50.0%	51.2%	
Like-for-like	6.5%	12.5%	
EBITDA	335.5	307.6	9%
% EBITDA margin	17.0%	18.5%	
EBIT	223.7	203.8	10%
% EBIT margin	11.3%	12.3%	
Net income	146.1	120.8	21%
% net income	7.4%	7.3%	
EPS (€ cents)	23.4	19.4	21%

Like-for-like growth

INDITEX



13%
6%
13%
9%
12.5%
6.5%
1H98
1H99
1H00
1H01
1H02
1H03

Openings

INDITEX

Higher number of openings vs 1H02

	Openings 1H03	Openings 1H02	Stores as of 31 Jul 03	Stores as of 31 Jul 02
ZARA	30	18	561	484
KIDDY'S CLASS	17	1	76	42
PULL & BEAR	26	14	322	263
MASSIMO DUTTI	17	10	267	233
BERSHKA	28	13	225	164
STRADIVARIUS	20	11	173	131
OYSHO	(1)	25	71	59
Total openings	137	92	1,665	1,376

Sales by concept

INDITEX

	Net sales		Var % 03/02	% Group sales
	1H03	1H02		
ZARA	1.406,7	1.232,0	14%	71,1%
KIDDY'S CLASS	35,9	23,6	52%	1,8%
PULL & BEAR	119,3	109,4	9%	6,0%
MASSIMO DUTTI	160,5	122,4	31%	8,1%
BERSHKA	168,5	109,7	54%	8,5%
STRADIVARIUS	68,4	54,5	26%	3,5%
OYSHO	20,0	8,6	133%	1,0%
Total sales	1.979,3	1.660,2	19%	100%

INDITEX

Growth prospects

Outlook

INDITEX

Significant growth potential

- Increase depth in international markets where already present
- Enter selected new international markets
- Increase depth of Spanish coverage
- Further development of non-Zara concepts. Zara Home

Growth with profitability

Outlook

INDITEX

2003

Expected CAPEX 550 - 600 MM €

Store openings program:

	Range		% Intnal openings
ZARA	90	95	75%
KIDDY'S CLASS	40	45	5%
PULL & BEAR	50	65	25%
MASSIMO DUTTI	30	40	50%
BERSHKA	45	55	35%
STRADIVARIUS	30	35	15%
OYSHO	0	5	10%
ZARA HOME	15	20	10%
total net openings	**300**	**360**	